





HRPT PROPERTIES TRUST is a real estate investment trust, or REIT, which primarily owns office buildings located throughout the United States. HRPT has a large concentration of properties leased to the U.S. Government and medical related tenants. HRPT also owns approximately 17 million square feet of leased commercial and industrial lands located in Oahu, Hawaii. As of December 31, 2007, HRPT owned $6.2 billion of office and industrial properties with approximately 64 million square feet located in 37 states and Washington, D.C.

Since its IPO in 1986 through December 31, 2007, HRPT has provided shareholders with average total annual returns of 9.5%. HRPT has been investment grade rated since 1994 and is included in a number of financial indices, including the Russell 1000®, the MSCI US Reit Index, the S&P Reit Composite Index and the FTSE EPRA/NAREIT Composite Index.

The graph below shows the cumulative total shareholder returns on our common shares (assuming a $100 investment on December 31, 2002) for the past five years as compared with (a) the National Association of Real Estate Investment Trusts Inc.'s, or NAREIT, index of all tax qualified real estate investment trusts listed on the New York Stock Exchange, the American Stock Exchange and the Nasdaq Stock Market, and (b) the Standard & Poor's 500 Index. The graph assumes reinvestment of all cash distributions.



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Information about distributions paid to common shareholders is summarized in the table below. Common share distributions are generally paid in the quarter following the quarter to which they relate.

	Cash Distributions Per Common Share	
	2006	2007
First Quarter	$ 0.21	$ 0.21
Second Quarter	0.21	0.21
Third Quarter	0.21	0.21
Fourth Quarter	0.21	0.21
Total	$ 0.84	$ 0.84

All common share distributions shown in the table above have been paid. We currently intend to continue to declare and pay common share distributions on a quarterly basis. However, distributions are made at the discretion of our board of trustees and depend on our earnings, cash available for distribution, financial condition, capital market conditions, growth prospects and other factors which our board of trustees deems relevant.

HRP
LISTED
NYSE

The amended and restated declaration of trust establishing HRPT, dated July 1, 1994, a copy of which, together with all amendments and supplements thereto, is filed in the Office of the State Department of Assessments and Taxation of Maryland, provides that the name "HRPT Properties Trust" refers to the trustees under the declaration of trust, as so amended and supplemented, collectively as trustees, but not individually or personally, and that no trustee, officer, shareholder, employee or agent of HRPT shall be held to any personal liability, jointly or severally, for any obligation of, or claim against, HRPT. All persons dealing with HRPT, in any way, shall look only to the assets of HRPT for the payment of any sum or the performance of any obligation.

SELECTED FINANCIAL DATA

The following table sets forth selected financial data for the periods and dates indicated. This data should be read in conjunction with, and is qualified in its entirety by reference to, management's discussion and analysis of financial condition and results of operations and the consolidated financial statements and accompanying notes included in this Annual Report. Amounts are in thousands, except per share data.

	Year ended December 31,				
	2007	2006	2005	2004	2003
Income Statement Data(1)					
Total revenues	$840,010	$795,479	$708,501	$599,299	$497,846
Income from continuing operations	121,811	247,504	156,461	160,717	115,650
Net income(2)	124,255	250,580	164,984	162,829	114,446
Net income available for common shareholders(3)	59,453	198,974	118,984	116,829	68,446
Common distributions declared	136,239	176,410	172,065	147,156	118,348
Weighted average common shares outstanding—basic	214,361	209,965	197,831	176,157	136,270
Weighted average common shares outstanding—diluted	243,554	216,524	197,831	176,157	136,270
Earnings per common share:					
Income from continuing operations available for common shareholders—basic and diluted	$ 0.27	$ 0.93	$ 0.56	$ 0.65	$ 0.51
Net income available for common shareholders—basic(3)	0.28	0.95	0.60	0.66	0.50
Net income available for common shareholders—diluted(3)	0.28	0.94	0.60	0.66	0.50
Common distributions declared	0.63	0.84	0.84	0.83	0.80

	December 31,				
	2007	2006	2005	2004	2003
Balance Sheet Data(1)					
Real estate properties(4)	$6,156,294	$5,762,273	$5,224,574	$4,659,098	$3,874,321
Equity investments	—	—	194,297	207,804	260,208
Total assets	5,859,332	5,575,949	5,327,167	4,813,330	4,013,244
Total indebtedness, net	2,774,160	2,397,231	2,520,156	2,355,031	1,876,821
Total shareholders' equity	2,902,883	2,950,768	2,645,486	2,307,194	2,011,651

(1) Reclassifications have been made to the prior years' financial statements to conform to the current year's presentation.

(2) Changes in net income include income from property acquisitions during all periods presented; gains of $116.3 million recognized in 2006 from the sale of all 7.7 million Senior Housing Properties Trust, or Senior Housing, common shares and 4.0 million Hospitality Properties Trust, or Hospitality Properties, common shares we owned; gains of $11.8 million recognized in 2005 from equity transactions of equity investments and the sale of 950,000 of our Senior Housing common shares and gains of $30.0 million recognized in 2004 from equity transactions of equity investments and the sale of 4.1 million of our Senior Housing common shares.

(3) Net income available for common shareholders is net income reduced by preferred distributions and the excess redemption price paid over the carrying value of preferred shares.

(4) Excludes value of acquired real estate leases.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with our consolidated financial statements and accompanying notes included in this Annual Report.

Overview

We primarily own office and industrial buildings located throughout the United States. We also own approximately 17 million square feet of leased industrial and commercial lands located in Oahu, Hawaii.

Property Operations

As of December 31, 2007, 92.9% of our total square feet was leased, compared to 93.1% leased as of December 31, 2006. These results reflect a 0.4 percentage point decrease in occupancy at properties we owned continuously since January 1, 2006. Occupancy data for 2007 and 2006 is as follows (square feet in thousands):

	All Properties(1)		Comparable Properties(2)	
	As of the year ended December 31,		As of the year ended December 31,	
	2007	2006	2007	2006
Total properties	535	503	436	436
Total square feet	64,456	59,841	54,808	54,808
Percent leased(3)	92.9%	93.1%	92.6%	93.0%

(1) Excludes properties sold or under contract for sale.

(2) Based on properties owned continuously since January 1, 2006, and excludes properties under contract for sale.

(3) Percent leased includes (i) space being fitted out for occupancy pursuant to signed leases and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants.

During the year ended December 31, 2007, we signed new leases for 1.9 million square feet and lease renewals for 3.8 million square feet, at weighted average rental rates that were 4% above rents previously charged for the same space. Average lease terms for leases signed during 2007 were 7.2 years. Commitments for tenant improvement and leasing costs for leases signed during 2007 totaled $82.5 million, or $14.46 per square foot (approximately $2.01/sq. ft. per year of the lease term).

During the past twelve months, leasing market conditions in some of our markets have begun to show signs of weakness. The pace of new leasing activity and the leasing of currently vacant space within our portfolio has slowed and construction of new office properties in certain markets has increased, causing our occupancy to decline. Required landlord funded tenant build outs and leasing commissions payable to tenant brokers for new leases and lease renewals have generally remained unchanged over the past twelve months. These build out costs and leasing commissions are generally amortized as a reduction of our income during the terms of the affected leases. We believe that modest decreases in occupancy and effective rents may further reduce the financial results at some of our currently owned properties. However, there are too many variables for us to reasonably project what the financial impact of market conditions will be on our results for future periods.

Approximately 15.1% of our leased square feet and 17.8% of our rents are included in leases scheduled to expire through December 31, 2009. Lease renewals and rental rates at which available space may be relet in the future will depend on prevailing market conditions at that time. Lease expirations by year, as of December 31, 2007, are as follows (square feet and dollars in thousands):

Year	Square Feet Expiring(1)	% of Square Feet Expiring	Annualized Rental Income Expiring(2)	% of Annualized Rental Income Expiring	Cumulative % of Annualized Rental Income Expiring
2008	5,246	8.8%	$ 86,226	10.0%	10.0%
2009	3,744	6.3%	66,996	7.8%	17.8%
2010	6,473	10.8%	100,219	11.6%	29.4%
2011	5,578	9.3%	97,368	11.3%	40.7%
2012	5,232	8.7%	103,079	12.0%	52.7%
2013	3,578	6.0%	59,007	6.9%	59.6%
2014	2,901	4.8%	49,562	5.8%	65.4%
2015	3,366	5.6%	59,182	6.9%	72.3%
2016	2,975	5.0%	47,923	5.5%	77.8%
2017	1,738	2.9%	35,451	4.1%	81.9%
2018 and thereafter	19,066	31.8%	155,862	18.1%	100.0%
	59,897	100.0%	$860,875	100.0%	
Weighted average remaining lease term (in years):	8.8		6.4		

(1) Square feet is pursuant to signed leases as of December 31, 2007, and includes (i) space being fitted out for occupancy and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants.

(2) Rents are pursuant to signed leases as of December 31, 2007, plus expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

Our principal source of funds for our operations is rents from tenants at our properties. Rents are generally received from our non-government tenants monthly in advance, and from our government tenants monthly in arrears. As of December 31, 2007, tenants responsible for 1% or more of our total rent were as follows (square feet in thousands):

Tenant	Square Feet(1)	% of Total Square Feet(1)	% of Rent(2)	Expiration
1. U. S. Government	4,776	8.0%	12.5%	2008 to 2020
2. GlaxoSmithKline plc	608	1.0%	1.7%	2013
3. PNC Financial Services Group	460	0.8%	1.4%	2011, 2021
4. Flextronics International Ltd.	894	1.5%	1.1%	2014
5. JDA Software Group, Inc.	283	0.5%	1.1%	2012
6. The Scripps Research Institute	164	0.3%	1.0%	2019
Total	7,185	12.1%	18.8%	

(1) Square feet is pursuant to signed leases as of December 31, 2007, and includes (i) space being fitted out for occupancy and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants.

(2) Rent is pursuant to signed leases as of December 31, 2007, plus estimated expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

Investment Activities

During 2007, we acquired 31 properties with 4.7 million square feet for gross purchase prices totaling $307.4 million, including 11 office properties with 806,000 square feet for $108.2 million, which includes one hotel property that is adjacent to owned office properties that are scheduled for redevelopment, and 20 industrial and other properties with 3.8 million square feet for $199.2 million. At the time of acquisition, these properties were over 99% leased and projected to yield approximately 9% of the aggregate gross purchase price, based on estimated annual net operating income, or NOI, which we define as property rental income less property operating expenses on the date of closing.

Financing Activities

In June 2007, we repaid $200 million of our unsecured floating rate senior notes by drawing on our revolving credit facility. We recognized a loss of $711,000 from the write off of deferred financing fees in connection with this repayment. We subsequently issued $250 million of unsecured senior notes in a public offering in June, raising net proceeds of approximately $247.4 million. These notes bear interest at 6.25%, require semi-annual interest payments and mature in June 2017. In September 2007, we issued $250 million of unsecured senior notes in a public offering, raising net proceeds of approximately $245.8 million. These notes bear interest at 6.65%, require semi-annual interest payments and mature in January 2018. Net proceeds from these offerings were used to reduce amounts outstanding under our revolving credit facility. In September 2007, we prepaid at par, $15.9 million of 7.02% mortgage debt due in 2008, using cash on hand and borrowings under our revolving credit facility.

In October 2007, we issued 12.8 million common shares in a public offering, raising net proceeds of $123.2 million. We subsequently redeemed 5 million of our 12 million outstanding 8¾% series B cumulative redeemable preferred shares at the stated liquidation preference price of $25.00 per share plus accrued and unpaid dividends in November 2007. Also in 2007, we sold 2.5 million of our common shares for net proceeds of $29.9 million pursuant to a sales agreement with a securities broker dealer, which allows us to sell our common shares from time to time in a controlled equity offering program. Net proceeds were used to reduce amounts outstanding on our revolving credit facility and for general business purposes, including property acquisitions.

RESULTS OF OPERATIONS

Year ended December 31, 2007, compared to year ended December 31, 2006

	Year ended December 31,			
	2007	2006	$ Change	% Change
	(in thousands, except per share data)			
Rental income	$ 840,010	$ 795,479	$ 44,531	5.6%
Expenses:				
Operating expenses	329,105	310,645	18,460	5.9%
Depreciation and amortization	182,995	159,803	23,192	14.5%
General and administrative	35,717	32,133	3,584	11.1%
Total expenses	547,817	502,581	45,236	9.0%
Operating income	292,193	292,898	(705)	(0.2)%
Interest income	2,295	2,736	(441)	(16.1)%
Interest expense	(171,571)	(165,894)	(5,677)	(3.4)%
Loss on early extinguishment of debt	(711)	(1,659)	948	57.1%
Equity in earnings of equity investments	—	3,136	(3,136)	(100.0)%
Gain on sale of equity investments	—	116,287	(116,287)	(100.0)%
Income from continuing operations before income tax expense	122,206	247,504	(125,298)	(50.6)%
Income tax expense	(395)	—	(395)	(100.0)%
Income from continuing operations	121,811	247,504	(125,693)	(50.8)%
Income from discontinued operations	223	159	64	40.3%
Gain on sale of properties	2,221	2,917	(696)	(23.9)%
Net income	124,255	250,580	(126,325)	(50.4)%
Preferred distributions	(60,572)	(44,692)	(15,880)	(35.5)%
Excess redemption price paid over carrying value of preferred shares	(4,230)	(6,914)	2,684	38.8%
Net income available for common shareholders	$ 59,453	$ 198,974	$(139,521)	(70.1)%
Weighted average common shares outstanding—basic	214,361	209,965	4,396	2.1%
Weighted average common shares outstanding—diluted	243,554	216,524	27,030	12.5%
Earnings per common share:				
Income from continuing operations available for common shareholders—basic and diluted	$ 0.27	$ 0.93	$ (0.66)	(71.0)%
Income from discontinued operations—basic and diluted	$ 0.01	$ 0.01	$ —	—%
Net income available for common shareholders—basic	$ 0.28	$ 0.95	$ (0.67)	(70.5)%
Net income available for common shareholders—diluted	$ 0.28	$ 0.94	$ (0.66)	(70.2)%

Rental income. Rental income increased for the year ended December 31, 2007, compared to the same period in 2006, primarily due to increases in rental income from our Oahu, HI, Metro Boston, MA and our Other Markets segments, as described in the segment information footnote to our consolidated financial statements. Rental income for our Oahu, HI market increased $3.6 million, or 6%, primarily due to an increase in weighted average rental rates for new leases and lease renewals signed during 2007 and 2006. Rental income from our Metro Boston, MA market increased $3.8 million, or 6%, primarily due to the acquisition of three properties in 2007. Rental income for our Other Markets segment increased $38.4 million, or 10%, primarily because of the acquisition of 92 properties since December 2005. Rental income includes non-cash straight line rent adjustments totaling $23.3 million in 2007 and $25.6 million in 2006 and amortization of acquired real estate leases and obligations totaling ($9.9) million in 2007 and ($10.4) million in 2006. Rental income also includes lease termination fees totaling $1.2 million in 2007 and $608,000 in 2006.

Total expenses. The increase in total expenses reflects our acquisition of properties since December 2005. In addition, the increase in depreciation and amortization expense reflects building and tenant improvement costs incurred throughout our portfolio since December 2005. The increase in general and administrative expenses also reflects the reimbursement of professional fees and other costs during 2006.

Interest expense. The increase in interest expense in 2007 reflects an increase in average total debt outstanding which was used primarily to finance acquisitions in 2007 and 2006.

Loss on early extinguishment of debt. The loss on early extinguishment of debt in 2007 relates to the write off of deferred financing fees associated with the repayment of $200 million of our floating rate senior notes in June 2007. The loss on early extinguishment of debt in 2006 relates to the write off of deferred financing fees associated with the repayment of our $350 million term loan in March 2006.

Equity in earnings of equity investments. The decrease in equity in earnings of equity investments in 2007 reflects our sale of all 7.7 million common shares we owned in Senior Housing and all 4.0 million common shares we owned in Hospitality Properties in March 2006.

Gain on sale of equity investments. In March 2006 we sold all of the common shares we owned in Senior Housing and Hospitality Properties for aggregate net proceeds of $308.3 million and gains of $116.3 million.

Income from continuing operations. The decrease in income from continuing operations is due primarily to the gain we recognized in 2006 on the sale of the common shares we owned in Senior Housing and Hospitality Properties.

Income from discontinued operations. The 2007 and 2006 income from discontinued operations includes operating results from one office property sold in 2007 and five office properties sold in 2006.

Gain on sale of properties. Net sales proceeds and gains from the sale of one office property and three land parcels in 2007 were $4.4 million and $2.2 million, respectively. Net sales proceeds and gains from the sale of five office properties in 2006 were $10.6 million and $2.9 million, respectively.

Net income and net income available for common shareholders. The decrease in net income and net income available for common shareholders is due primarily to the sale of Senior Housing and Hospitality Properties common shares in 2006. Net income available for common shareholders is net income reduced by preferred distributions and the excess of the redemption price paid over the carrying value of our 8.75% series B preferred shares that we redeemed in November 2007 and our 9.875% series A preferred shares that we redeemed in March 2006. The increase in preferred distributions reflects the issuance of our series D preferred shares in October 2006, which are convertible into 29.2 million common shares.

Year ended December 31, 2006, compared to year ended December 31, 2005

	Year ended December 31,			
	2006	2005	$ Change	% Change
	(in thousands, except per share data)			
Rental income	$ 795,479	$ 708,501	$ 86,978	12.3%
Expenses:				
Operating expenses	310,645	269,501	41,144	15.3%
Depreciation and amortization	159,803	135,867	23,936	17.6%
General and administrative	32,133	30,446	1,687	5.5%
Total expenses	502,581	435,814	66,767	15.3%
Operating income	292,898	272,687	20,211	7.4%
Interest income	2,736	1,490	1,246	83.6%
Interest expense	(165,894)	(143,663)	(22,231)	(15.5)%
Loss on early extinguishment of debt	(1,659)	(168)	(1,491)	(887.5)%
Equity in earnings of equity investments	3,136	14,352	(11,216)	(78.1)%
Gain on sale of equity investments	116,287	5,522	110,765	2005.9%
Gain on issuance of shares by equity investees	—	6,241	(6,241)	(100.0)%
Income from continuing operations	247,504	156,461	91,043	58.2%
Income from discontinued operations	159	931	(772)	(82.9)%
Gain on sale of properties	2,917	7,592	(4,675)	(61.6)%
Net income	250,580	164,984	85,596	51.9%
Preferred distributions	(44,692)	(46,000)	1,308	2.8%
Excess redemption price paid over carrying value of preferred shares	(6,914)	—	(6,914)	(100.0)%
Net income available for common shareholders	$ 198,974	$ 118,984	$ 79,990	67.2%
Weighted average common shares outstanding—basic	209,965	197,831	12,134	6.1%
Weighted average common shares outstanding—diluted	216,524	197,831	18,693	9.4%
Earnings per common share:				
Income from continuing operations available for common shareholders—basic and diluted	$ 0.93	$ 0.56	$ 0.37	66.1%
Income from discontinued operations—basic and diluted	$ 0.01	$ 0.04	$ (0.03)	(75.0)%
Net income available for common shareholders—basic	$ 0.95	$ 0.60	$ 0.35	58.3%
Net income available for common shareholders—diluted	$ 0.94	$ 0.60	$ 0.34	56.7%

Rental income. Rental income increased for the year ended December 31, 2006, compared to the same period in 2005, primarily due to increases in rental income from our Oahu, HI and Other Markets segments, offset by the decrease in rental income from our Metro Philadelphia, PA market, as described in our segment information footnote to our consolidated financial statements. Rental income for our Oahu, HI segment increased $9.7 million, or 19%, primarily because of the acquisition of 44 properties in June 2005, and increases in weighted average rental rates for new leases and lease renewals signed during 2005 and 2006. Rental income for our Other Markets segment increased $73.4 million, or 24%, primarily because of the acquisition of 93 properties during 2005 and 2006. Rental income for our Metro Philadelphia, PA segment decreased $6.3 million, or 5%, primarily because of non-recurring rent recovery income received during 2005 and a decline in occupancy during 2006. Rental income includes non-cash straight line rent adjustments totaling $25.6 million in 2006 and $30.1 million in 2005 and amortization of acquired real estate leases and obligations totaling ($10.4) million in 2006 and ($7.4) million in 2005. Rental income also includes lease termination fees totaling $608,000 in 2006 and $3.9 million in 2005.

Total expenses. Total expenses for the year ended December 31, 2006, increased from the year ended December 31, 2005, due to increases in operating expenses, depreciation and amortization and general and administrative expenses related to our acquisition of properties in 2006 and 2005.

Interest income. Interest income increased for the year ended December 31, 2006, compared to the year ended December 31, 2005, reflecting the increase in average interest rates on invested cash balances.

Interest expense. The increase in interest expense in 2006 reflects an increase in average total debt outstanding which was used primarily to finance acquisitions in 2006 and 2005, and the increase in weighted average interest rates on our floating rate debt from 4.0% during the year ended December 31, 2005, to 5.8% during the year ended December 31, 2006. The weighted average interest rate on all of our outstanding debt at December 31, 2006 and 2005, was 6.3% and 5.9%, respectively.

Loss on early extinguishment of debt. The loss on early extinguishment of debt in 2006 relates to the write off of deferred financing fees associated with the repayment of our $350 million term loan in March.

Equity in earnings of equity investments. The decrease in equity in earnings of equity investments in 2006 reflects our sale of all 7.7 million common shares we owned in Senior Housing and all 4.0 million common shares we owned in Hospitality Properties in March 2006.

Gain on sale of equity investments. The increase in gain on sale of equity investments reflects the sale in March 2006 of all of the common shares we owned in Senior Housing and Hospitality Properties for aggregate net proceeds of $308.3 million.

Gain on issuance of shares by equity investees. The 2005 gain on issuance of shares by equity investees reflects the issuance of common shares during 2005 by both Senior Housing and Hospitality Properties at prices above our per share carrying values.

Income from continuing operations. The increase in income from continuing operations is due primarily to the sale of our investments in Senior Housing and Hospitality Properties in 2006 and properties acquired during 2005 and 2006, offset by an increase in interest expense caused by the increase in floating interest rates during 2006.

Income from discontinued operations. The 2006 and 2005 income from discontinued operations includes operating results from one office property sold in 2007, five office properties sold in 2006 and three industrial properties sold in 2005.

Gain on sale of properties. Net sales proceeds and gains from properties sold during 2006 were $10.6 million and $2.9 million, respectively. Net sales proceeds and gains from properties sold during 2005 were $20.1 million and $7.6 million, respectively.

Net income and net income available for common shareholders. The increase in net income and net income available for common shareholders is due primarily to the sale of our investments in Senior Housing and Hospitality Properties in 2006 and property acquisitions during 2005 and 2006, offset by an increase in interest expense caused by the increase in floating interest rates during 2006. Net income available for common shareholders is net income reduced by preferred distributions and the excess of the redemption price paid over the carrying value of our 9.875% series A preferred shares that we redeemed in March 2006.

LIQUIDITY AND CAPITAL RESOURCES

Our Operating Liquidity and Resources

Our principal sources of funds for current expenses and distributions to shareholders are rents from our properties. This flow of funds has historically been sufficient for us to pay our operating expenses, debt service and distributions. We believe that our operating cash flow will be sufficient to meet our operating expenses, debt service and distribution payments for the foreseeable future. Our future cash flows from operating activities will depend primarily upon the following factors:

- our ability to maintain or improve occupancies and effective rent rates at our properties;
- our ability to restrain operating cost increases at our properties; and
- our ability to purchase new properties which produce positive cash flows from operations.

We believe that present leasing market conditions in some areas where our properties are located may result in modest decreases in effective rents. Recent rises in fuel prices may cause our future operating costs to increase; however, the impact of these increases is expected to be partially offset by pass through of operating cost increases to our tenants pursuant to lease terms. We generally do not purchase turn around properties or properties which do not generate positive cash flows. Our future purchases of properties which generate positive cash flows can not be accurately projected because such purchases depend upon available opportunities which come to our attention.

Cash flows provided by (used for) operating, investing and financing activities were $271.6 million, ($419.1) million and $150.7 million, respectively, for the year ended December 31, 2007, and $272.6 million, ($193.0) million and ($81.6) million, respectively, for the year ended December 31, 2006. Changes in all three categories between 2007 and 2006 are primarily related to property acquisitions and sales in 2007 and 2006, repayments and issuances of debt obligations, issuance and redemption of preferred shares in 2007 and 2006, and our sale of all our Senior Housing and Hospitality Properties common shares in 2006.

Our Investment and Financing Liquidity and Resources

In order to fund acquisitions and to accommodate cash needs that may result from timing differences between our receipt of rents and our desire or need to make distributions or pay operating or capital expenses, we maintain an unsecured revolving credit facility with a group of institutional lenders. At December 31, 2007, there was $140 million outstanding and $610 million available under our revolving credit facility, and we had cash and cash equivalents of $19.9 million. We expect to use cash balances, borrowings under our credit facility, proceeds from the sale of properties and net proceeds of offerings of equity or debt securities to fund future property acquisitions.

Our outstanding debt maturities and weighted average interest rates as of December 31, 2007, were as follows (dollars in thousands):

	Scheduled Principal Payments During Period				
Year	Secured Fixed Rate Debt	Unsecured Floating Rate Debt	Unsecured Fixed Rate Debt	Total(1)	Weighted Average Interest Rate
2008	$ 10,686	$ —	$ —	$ 10,686	6.8%
2009	7,949	—	—	7,949	6.9%
2010	8,379	140,000	50,000	198,379	6.7%
2011	229,987	200,000	—	429,987	6.4%
2012	31,198	—	200,000	231,198	7.0%
2013	7,939	—	200,000	207,939	6.5%
2014	15,786	—	250,000	265,786	5.7%
2015	4,027	—	450,000	454,027	6.0%
2016	13,384	—	400,000	413,384	6.3%
2017	3,983	—	250,000	253,983	6.3%
2018 and thereafter	61,123	—	250,000	311,123	6.8%
	$394,441	$340,000	$2,050,000	$2,784,441	6.4%

(1) Total debt as of December 31, 2007, net of unamortized premiums and discounts, equals $2,774,160.

When significant amounts are outstanding under our revolving credit facility or the maturity dates of our revolving credit facility and term debts approach, we explore alternatives for the repayment of amounts due. Such alternatives usually include incurring additional term debt and issuing new equity securities. We have an effective shelf registration statement that allows us to issue public securities on an expedited basis, but it does not assure that there will be buyers for such securities. Although there can be no assurance that we will consummate any debt or equity offerings or other financings, we believe we will have access to various types of financing, including debt or equity offerings, to finance future acquisitions and capital expenditures and to pay our debt and other obligations.

The completion and the costs of our future debt transactions will depend primarily upon market conditions and our credit ratings. We have no control over market conditions. Our credit ratings depend upon evaluations by credit rating agencies of our business practices and plans and, in particular, whether we appear to have the ability to maintain our earnings, to space our debt maturities and to balance our use of debt and equity capital so that our financial performance and leverage ratios afford us flexibility to withstand any reasonably anticipatable adverse changes. We intend to conduct our business activities in a manner which will continue to afford us reasonable access to capital for investment and financing activities.

During 2007, we purchased 11 office properties, including one hotel which is adjacent to owned office properties that are scheduled for redevelopment, for $108.2 million, plus closing costs, 20 industrial and other properties for $199.2 million, plus closing costs, and funded improvements to our owned properties totaling $108.3 million. We funded all our 2007 acquisitions and improvements to our owned properties with cash on hand, by borrowing under our revolving credit facility and assuming $4.5 million of mortgage debt. We also sold three land parcels and one office property for net proceeds of $4.4 million.

As of December 31, 2007, we had an outstanding agreement to purchase a three building office complex containing 877,000 square feet of space for $123.7 million, plus closing costs. This property was acquired in February 2008 with cash on hand and borrowings on our revolving credit facility. As of February 26, 2008, we have an executed purchase agreement for an additional property with 26,000 square feet of space for a purchase price of $2.0 million. The acquisition of this property is subject to various closing conditions customary in real estate transactions and no assurances can be given as to when or if we will purchase this property.

During the year ended December 31, 2007 and 2006, cash expenditures made and capitalized for tenant improvements, leasing costs, building improvements and development and redevelopment activities were as follows (amounts in thousands):

	Year ended December 31,	
	2007	2006
Tenant improvements	$59,009	$64,671
Leasing costs	21,452	25,514
Building improvements(1)	13,622	27,170
Development and redevelopment activities(2)	35,710	24,165

(1) Building improvements generally include recurring expenditures that are necessary to maintain the value of our properties.

(2) Development, redevelopment and other activities generally include non-recurring expenditures that we believe increase the value of our properties.

Commitments made for expenditures in connection with leasing space during the year ended December 31, 2007, are as follows (amounts in thousands, except as noted):

	Total	Renewals	New Leases
Square feet leased during the year	5,706	3,829	1,877
Total commitments for tenant improvements and leasing costs	$82,528	$35,293	$47,235
Leasing costs per square foot (whole dollars)	$ 14.46	$ 9.22	$ 25.17
Average lease term (years)	7.2	7.0	7.6
Leasing costs per square foot per year (whole dollars)	$ 2.01	$ 1.32	$ 3.31

In June 2007, we repaid $200 million of our unsecured floating rate senior notes by drawing on our revolving credit facility. We recognized a loss of $711,000 from the write off of deferred financing fees in connection with this repayment. We subsequently issued $250 million of unsecured senior notes in a public offering in June, raising net proceeds of approximately $247.4 million. These notes bear interest at 6.25%, require semi-annual interest payments and mature in June 2017. In September 2007, we issued $250 million of unsecured senior notes in a public offering, raising net proceeds of approximately $245.8 million. These notes bear interest at 6.65%, require semi-annual interest payments and mature in January 2018. Net proceeds from these offerings were used to reduce amounts outstanding under our revolving credit facility. In September 2007, we prepaid at par, $15.9 million of 7.02% mortgage debt due in 2008, using cash on hand and borrowings under our revolving credit facility.

In October 2007, we issued 12.8 million common shares in a public offering, raising net proceeds of $123.2 million. We subsequently redeemed 5 million of our 12 million outstanding 8¾% series B cumulative redeemable preferred shares at the stated liquidation preference price of $25.00 per share plus accrued and unpaid dividends in November 2007. Also in 2007, we sold 2.5 million of our common shares for net proceeds of $29.9 million pursuant to a sales agreement with a securities broker dealer which allows us to sell our common shares from time to time in a controlled equity offering program. Net proceeds from our equity offerings were used to reduce amounts outstanding on our revolving credit facility and for general business purposes, including property acquisitions.

As of December 31, 2007 (except as noted below), our contractual obligations were as follows (dollars in thousands):

	Payment Due by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long term debt obligations	$2,784,441	$ 10,686	$206,328	$661,185	$1,906,242
Tenant related obligations(1)	72,666	68,488	4,178	—	—
Purchase obligations(2)	125,700	125,700	—	—	—
Projected interest expense(3)	1,172,452	176,188	346,049	263,469	386,746
Total	$4,155,259	$381,062	$556,555	$924,654	$2,292,988

(1) Committed tenant related obligations include leasing commissions and tenant improvements and are based on leases executed through December 31, 2007.

(2) Represents the purchase price to acquire a three building office complex for $123.7 million, which was the subject of an executed purchase agreement on December 31, 2007, plus the purchase price to acquire a property for $2.0 million pursuant to an agreement we entered in January 2008.

(3) Projected interest expense is attributable to only the long term debt obligations listed above at existing rates and is not intended to project future interest costs which may result from debt prepayments, new debt issuances or changes in interest rates.

Except as otherwise discussed above under "Our Investment and Financing Liquidity and Resources", we have no commercial paper, swaps, hedges, joint ventures or off balance sheet arrangements as of December 31, 2007. None of our debt documentation requires us to provide collateral security in the event of a ratings downgrade.

Debt Covenants

Our principal debt obligations at December 31, 2007, were our unsecured revolving credit facility and our $2.25 billion of publicly issued unsecured term debt. Our publicly issued debt is governed by an indenture. Our public debt indenture and related supplements and our revolving credit facility agreement contain a number of financial ratio covenants which generally restrict our ability to incur debts, including debts secured by mortgages on our properties, in excess of calculated amounts, require us to maintain a minimum net worth, restrict our ability to make distributions under certain circumstances and require us to maintain other ratios. At December 31, 2007, we were in compliance with all of our covenants under our indenture and related supplements and our revolving credit facility agreement.

In addition to our unsecured debt obligations, we have $394.4 million of mortgage notes outstanding at December 31, 2007.

None of our indenture and related supplements, our revolving credit facility or our mortgage notes contain provisions for acceleration or require us to provide collateral security which could be triggered by our debt ratings. However, our senior debt rating is used to determine the interest rate and the fees payable under our revolving credit facility.

Our public debt indenture and related supplements contain cross default provisions to any other debts of $20 million or more. Similarly, a default on our public debt indenture would be a default under our revolving credit facility.

Related Person Transactions

We have agreements with Reit Management & Research LLC, or RMR, to originate and present investment and divestment opportunities to us and to provide property management and administrative services to us. These agreements are subject to the annual review and approval of our independent trustees. Any termination of our contract with RMR would cause a default under our revolving credit facility, if not approved by a majority of lenders. RMR is beneficially owned by Barry M. Portnoy and Adam D. Portnoy, who are our managing trustees. Each of our executive officers are also officers of RMR. RMR is compensated at an annual rate equal to 0.7% of our average real estate investments, as defined, up to the first $250 million of such investments and 0.5% thereafter, plus an incentive fee based upon increases in funds from operations per common share, as defined, plus property management fees equal to 3.0% of gross rents and construction management fees equal to 5.0% of certain construction costs. The incentive fee to RMR is paid in our common shares. Our total fees to RMR were $60.4 million for 2007. RMR also provides the internal audit function for us and for other publicly owned companies to which it provides management or other services. Our audit committee appoints our director of internal audit, and our compensation committee approves his salary. Our compensation committee also approves the costs which we pay with respect to our internal audit function. Our pro rata share of RMR's costs in providing that function was approximately $170,000 in 2007. At December 31, 2007, beneficial owners of RMR and its affiliates owned 1,475,291 of our common shares and received distributions from us totaling $1.2 million in 2007. RMR and an affiliate also lease approximately 32,500 square feet of office space from us at rental rates which we believe to be commercially reasonable. Rent received under these leases totaled approximately $629,000 during 2007. All transactions between us and RMR and affiliates are approved by our independent trustees. Our audit and compensation committees are composed solely of trustees who are independent of RMR.

CRITICAL ACCOUNTING POLICIES

Our critical accounting policies are those that have the most impact on the reporting of our financial condition and results of operations and those requiring significant judgments and estimates. We believe that our judgments and estimates are consistently applied and produce financial information that fairly presents our results of operations. Our most critical accounting policies involve our investments in real property. These policies affect our:

- allocation of purchase prices between various asset categories and the related impact on the recognition of rental income and depreciation and amortization expense;
- assessment of the carrying values and impairments of long lived assets; and
- classification of leases.

We have historically allocated the purchase prices of properties to land, building and improvements, and each component generally has a different useful life. For properties acquired subsequent to June 1, 2001, the effective date of FAS 141, we allocate the value of real estate acquired among land, building and improvements and identified intangible assets and liabilities, consisting of the value of above market and below market leases, the value of in place leases and the value of tenant relationships. Purchase price allocations and the determination of useful lives are based on our estimates and, under some circumstances, studies from independent real estate appraisal firms.

Purchase price allocations to land, building and improvements are based on our determination of the relative fair values of these assets assuming the property is vacant. We determine the fair value of a property using methods which we believe are similar to those used by independent appraisers. Purchase price allocations to above market and below market leases are based on the estimated present value (using an interest rate which reflects our assessment of the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in place leases and (ii) our estimate of fair market lease rates for the corresponding leases, measured over a period equal to the remaining non-cancelable terms of the respective leases. Purchase price allocations to in place leases and tenant relationships are determined as the excess of (i) the purchase price paid for a property after adjusting existing in place leases to estimated market rental rates over (ii) the estimated fair value of the property as if vacant. This aggregate value is allocated between in place lease values and tenant relationships based on our evaluation of the specific characteristics of each tenant's lease; however, the value of tenant relationships has not been separated from in place lease value because such value and related amortization expense is immaterial for acquisitions reflected in our financial statements. Factors we consider in performing these analyses include estimates of carrying costs during the expected lease up periods, including real estate taxes, insurance and other operating income and expenses and costs to execute similar leases in current market conditions, such as leasing commissions, legal and other related costs. If the value of tenant relationships are material in the future, those amounts will be separately allocated and amortized over the estimated life of the relationships.

We compute depreciation expense using the straight line method over estimated useful lives of up to 40 years for buildings and improvements, and up to 12 years for personal property. The allocated cost of land is not depreciated. Capitalized above market lease values (included in acquired real estate leases in the accompanying consolidated balance sheet) are amortized as a reduction to rental income over the remaining non-cancelable terms of the respective leases. Capitalized below market lease values (presented as acquired real estate lease obligations in the accompanying consolidated balance sheet) are amortized as an increase to rental income over the remaining initial terms of the respective leases. The value of in place leases exclusive of the value of above market and below market in place leases is amortized to expense over the remaining non-cancelable periods of the respective leases. If a lease is terminated prior to its stated expiration, all unamortized amounts relating to that lease are written off. Our purchase price allocations require us to make certain assumptions and estimates. Incorrect assumptions and estimates may result in inaccurate depreciation and amortization charges over future periods.

We periodically evaluate our real estate properties for impairment. Impairment indicators may include declining tenant occupancy, weak or declining tenant profitability, cash flow or liquidity, our decision to dispose of an asset before the end of its estimated useful life or legislative, economic or market changes that could permanently reduce the value of our investments. If indicators of impairment are present, we evaluate the carrying value of the related real estate property by comparing it to the expected future undiscounted cash flows to be generated from that property. If the sum of these expected future cash flows is less than the carrying value, we reduce the net carrying value of the property to the present value of these expected future cash flows. This analysis requires us to judge whether indicators of impairment exist and to estimate likely future cash flows. If we misjudge or estimate incorrectly or if future tenant profitability, market or industry factors differ from our expectations we may record an impairment charge which is inappropriate or fail to record a charge when we should have done so, or the amount of such charges may be inaccurate.

Some of our real estate properties are leased on a triple net basis, pursuant to non-cancelable, fixed term, leases. Each time we enter a new lease or materially modify an existing lease we evaluate its classification as either a capital lease or operating lease. The classification of a lease as capital or operating affects the carrying value of a property, as well as our recognition of rental payments as revenue. These evaluations require us to make estimates of, among other things, the remaining useful life and market value of a property, discount rates and future cash flows. Incorrect assumptions or estimates may result in misclassification of our leases and make our stated revenues and income inaccurate.

These policies involve significant judgments made based upon our experience, including judgments about current valuations, ultimate realizable value, estimated useful lives, salvage or residual value, the ability of our tenants to perform their obligations to us, current and future economic conditions and competitive factors in the markets in which our properties are located. Competition, economic conditions and other factors may cause occupancy declines in the future. In the future, we may need to revise our carrying value assessments to incorporate information which is not now known, and such revisions could increase or decrease our depreciation expense related to properties we own, result in the classification of our leases as other than operating leases or decrease the carrying values of our assets.

IMPACT OF INFLATION

Inflation might have both positive and negative impacts upon us. Inflation might cause the value of our real estate to increase. Inflation might also cause our costs of equity and debt capital and other operating costs to increase. An increase in our capital costs or in our operating costs will result in decreased earnings unless it is offset by increased revenues.

To mitigate the adverse impact of increased costs of debt capital in the event of material inflation, we may enter into interest rate hedge arrangements in the future. The decision to enter into these agreements will be based on the amount of our floating rate debt outstanding, our belief that material interest rate increases are likely to occur and upon requirements of our borrowing arrangements.

In periods of rapid inflation, our tenants' operating costs may increase faster than revenues and this fact may have an adverse impact upon us if our tenants' operating income becomes insufficient to pay our rent. To mitigate the adverse impact of increased operating costs, we require some of our tenants to provide guarantees or security for our rent.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to risks associated with market changes in interest rates. We manage our exposure to this market risk by monitoring available financing alternatives. Our strategy to manage exposure to changes in interest rates is unchanged from December 31, 2006. Other than as described below, we do not foresee any significant changes in our exposure to fluctuations in interest rates or in how we manage this exposure in the near future.

At December 31, 2007, our total outstanding fixed rate term debt consisted of the following fixed rate notes:

Amount	Coupon	Maturity
Unsecured senior notes:		
$ 30.0 million	8.875%	2010
$ 20.0 million	8.625%	2010
$200.0 million	6.950%	2012
$200.0 million	6.500%	2013
$250.0 million	5.750%	2014
$200.0 million	6.400%	2015
$250.0 million	5.750%	2015
$400.0 million	6.250%	2016
$250.0 million	6.250%	2017
$250.0 million	6.650%	2018

No principal repayments are due under the unsecured senior notes until maturity.

Amount	Coupon	Maturity
Secured notes:		
$ 1.9 million	8.000%	2008
$ 1.7 million	5.170%	2009
$238.7 million	6.814%	2011
$ 24.8 million	8.050%	2012
$ 5.2 million	6.000%	2012
$ 4.5 million	6.500%	2013
$ 13.7 million	4.950%	2014
$ 13.3 million	7.360%	2016
$ 4.3 million	7.310%	2022
$ 2.1 million	7.850%	2022
$ 5.0 million	6.750%	2022
$ 9.3 million	5.710%	2026
$ 28.6 million	8.500%	2028
$ 41.2 million	6.794%	2029

Our secured notes are secured by 45 of our properties and require principal and interest payments through maturity pursuant to amortization schedules.

Because these notes bear interest at fixed rates, changes in market interest rates during the term of this debt will not affect our operating results. If all of our fixed rate unsecured and secured notes outstanding at December 31, 2007, were to be refinanced at interest rates which are 10% higher or lower than shown above, our per annum interest cost would increase or decrease, respectively, by approximately $15.7 million.

Changes in market interest rates also affect the fair value of our debt obligations; increases in market interest rates decrease the fair value of our fixed rate debt, while decreases in market interest rates increase the value of our fixed rate debt. Based on the balances outstanding at December 31, 2007, and discounted cash flow analyses, a hypothetical immediate 10% change in interest rates would change the fair value of our fixed rate debt obligations by approximately $90 million.

Each of our fixed rate unsecured and secured debt arrangements allows us to make repayments earlier than the stated maturity date. In some cases, we are not allowed to make early repayment prior to a cutoff date and in most cases we are allowed to make prepayments only at a premium equal to a make whole amount, as defined, generally designed to preserve a stated yield to the note holder. These prepayment rights may afford us the opportunity to mitigate the risk of refinancing at maturity at higher rates by refinancing prior to maturity. The majority of our fixed rate senior notes are publicly traded; and we may occasionally take advantage of market opportunities to repurchase notes which will also mitigate future refinancing risks.

At December 31, 2007, we had $140 million outstanding and $610 million available for drawing under our unsecured revolving credit facility and $200 million outstanding on our floating rate senior notes. Our revolving credit facility and floating rate senior notes mature in August 2010 and March 2011, respectively. Repayments under our revolving credit facility may be made at any time without penalty. Repayments under our floating rate senior notes may also be made without penalty. We borrow in U.S. dollars and borrowings under our revolving credit facility and our floating rate senior notes require interest at LIBOR plus a premium. Accordingly, we are vulnerable to changes in U.S. dollar based short term rates, specifically LIBOR. For example, the weighted average interest rate payable on our revolver and floating rate senior notes was 5.9% during 2007. A change in interest rates would not affect the value of these floating rate debts but would affect our operating results. The following table presents the impact a 10% change in interest rates would have on our floating rate interest expense as of December 31, 2007 (dollars in thousands):

	Impact of Changes in Interest Rates		
	Interest Rate Per Year	Outstanding Debt	Total Interest Expense Per Year
At December 31, 2007	5.9%	$340,000	$20,060
10% reduction	5.3%	$340,000	$18,020
10% increase	6.5%	$340,000	$22,100

The foregoing table shows the impact of an immediate change in floating interest rates. If interest rates were to change gradually over time, the impact would be spread over time. Our exposure to fluctuations in floating interest rates will increase or decrease in the future with increases or decreases in the outstanding amount of our revolving credit facility or other floating rate debt.

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS ANNUAL REPORT CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER FEDERAL SECURITIES LAWS. WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- THE CREDIT QUALITY OF OUR TENANTS,
- THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, RENEW LEASES, SIGN NEW LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS,
- OUR ACQUISITION AND SALE OF PROPERTIES,
- OUR ABILITY TO COMPETE EFFECTIVELY,
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,
- OUR ABILITY TO PAY DISTRIBUTIONS TO SHAREHOLDERS,
- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,
- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, AND
- OUR ABILITY TO RAISE EQUITY OR TERM DEBT.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY THE FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION,

- CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS,
- COMPETITION WITHIN THE REAL ESTATE INDUSTRY OR THOSE INDUSTRIES IN WHICH OUR TENANTS OPERATE,
- CHANGES IN FEDERAL, STATE AND LOCAL LEGISLATION,
- IF THE AVAILABILITY OF DEBT CAPITAL MARKET REMAINS RESTRICTED OR BECOMES MORE RESTRICTED, WE MAY BE UNABLE TO REFINANCE OR REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE OR ON TERMS WHICH ARE AS FAVORABLE AS WE NOW HAVE,

- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN THE HISTORICAL OCCUPANCY RATES OF OUR PROPERTIES,
- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE,
- OUR TENANTS MAY EXPERIENCE LOSSES AND BECOME UNABLE TO PAY OUR RENTS,
- CHANGES IN CIRCUMSTANCES COULD CAUSE THE CLOSINGS OF OUR COMMITTED ACQUISITIONS NOT TO OCCUR OR BE DELAYED BECAUSE THE RESULTS OF VARIOUS DILIGENCE ITEMS MAY CAUSE TRANSACTIONS TO FAIL TO CLOSE,
- WE MAY BE UNABLE TO IDENTIFY PROPERTIES WHICH WE WANT TO BUY OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES,
- WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED OR PAID AT A LESSER RATE THAN THE DISTRIBUTIONS WE NOW PAY, AND
- OTHER RISKS MAY ADVERSELY IMPACT US, AS DESCRIBED MORE FULLY IN OUR ANNUAL REPORT ON FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, UNDER "ITEM 1A. RISK FACTORS".

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH, SUCH AS CHANGES IN OUR TENANTS' FINANCIAL CONDITIONS OR NEEDS FOR LEASED SPACE, OR CHANGES IN THE CAPITAL MARKETS OR THE ECONOMY GENERALLY, ARE BEYOND OUR CONTROL. THE INFORMATION CONTAINED ELSEWHERE IN THIS ANNUAL REPORT IDENTIFY OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW, WE DO NOT INTEND TO IMPLY THAT WE WILL RELEASE PUBLICLY THE RESULT OF ANY REVISION TO THE FORWARD LOOKING STATEMENTS CONTAINED IN THIS ANNUAL REPORT TO REFLECT THE FUTURE OCCURRENCE OF PRESENTLY UNANTICIPATED EVENTS.

MANAGEMENT REPORT ON ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system is designed to provide reasonable assurance to our management and board of trustees regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework*. Based on our assessment, we believe that, as of December 31, 2007, our internal control over financial reporting is effective.

Ernst & Young LLP, the independent registered public accounting firm that audited our 2007 consolidated financial statements included in this Annual Report, has issued an attestation report on our internal control over financial reporting. The report appears elsewhere herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Shareholders of HRPT Properties Trust

We have audited the accompanying consolidated balance sheets of HRPT Properties Trust as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HRPT Properties Trust at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), HRPT Properties Trust's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Boston, Massachusetts
February 22, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Shareholders of HRPT Properties Trust

We have audited HRPT Properties Trust's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). HRPT Properties Trust's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, HRPT Properties Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2007 consolidated financial statements of HRPT Properties Trust and our report dated February 22, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Boston, Massachusetts
February 22, 2008

HRPT PROPERTIES TRUST

CONSOLIDATED BALANCE SHEET

(amounts in thousands, except share data)

	December 31, 2007	December 31, 2006
ASSETS		
Real estate properties:		
Land	$ 1,189,684	$ 1,143,109
Buildings and improvements	4,966,610	4,619,164
	6,156,294	5,762,273
Accumulated depreciation	(808,216)	(668,460)
	5,348,078	5,093,813
Acquired real estate leases	150,672	167,879
Cash and cash equivalents	19,879	16,700
Restricted cash	18,027	22,718
Rents receivable, net of allowance for doubtful accounts of $6,290 and $4,737, respectively	197,967	172,566
Other assets, net	124,709	102,273
Total assets	$ 5,859,332	$ 5,575,949
LIABILITIES AND SHAREHOLDERS' EQUITY		
Revolving credit facility	$ 140,000	$ 40,000
Senior unsecured debt, net	2,239,784	1,941,173
Mortgage notes payable, net	394,376	416,058
Accounts payable and accrued expenses	89,441	93,734
Dividends payable	—	44,111
Acquired real estate lease obligations	41,607	41,833
Rent collected in advance	24,779	19,592
Security deposits	16,063	15,972
Due to affiliates	10,399	12,708
Total liabilities	2,956,449	2,625,181
Commitments and contingencies		
Shareholders' equity:		
Preferred shares of beneficial interest, $0.01 par value:		
50,000,000 shares authorized;		
Series B preferred shares; 8¾% cumulative redeemable at par on or after September 12, 2007; 7,000,000 and 12,000,000 shares issued and outstanding, respectively, aggregate liquidation preference $175,000 and $300,000, respectively	169,079	289,849
Series C preferred shares; 7⅛% cumulative redeemable at par on or after February 15, 2011; 6,000,000 shares issued and outstanding, aggregate liquidation preference $150,000	145,015	145,015
Series D preferred shares; 6½% cumulative convertible; 15,180,000 shares issued and outstanding, aggregate liquidation preference $379,500	368,270	368,270
Common shares of beneficial interest, $0.01 par value:		
350,000,000 shares authorized; 225,444,497 and 210,051,590 shares issued and outstanding, respectively	2,254	2,101
Additional paid in capital	2,923,455	2,774,461
Cumulative net income	1,827,609	1,703,354
Cumulative common distributions	(2,251,539)	(2,115,299)
Cumulative preferred distributions	(281,260)	(216,983)
Total shareholders' equity	2,902,883	2,950,768
Total liabilities and shareholders' equity	$ 5,859,332	$ 5,575,949

See accompanying notes

HRPT PROPERTIES TRUST

CONSOLIDATED STATEMENT OF INCOME

(amounts in thousands, except per share data)

	Year ended December 31,		
	2007	2006	2005
Rental income	$ 840,010	$ 795,479	$ 708,501
Expenses:			
Operating expenses	329,105	310,645	269,501
Depreciation and amortization	182,995	159,803	135,867
General and administrative	35,717	32,133	30,446
Total expenses	547,817	502,581	435,814
Operating income	292,193	292,898	272,687
Interest income	2,295	2,736	1,490
Interest expense (including amortization of debt discounts, premiums and deferred financing fees of $4,377, $4,452 and $2,488, respectively)	(171,571)	(165,894)	(143,663)
Loss on early extinguishment of debt	(711)	(1,659)	(168)
Equity in earnings of equity investments	—	3,136	14,352
Gain on sale of equity investments	—	116,287	5,522
Gain on issuance of shares by equity investees	—	—	6,241
Income from continuing operations before income tax expense	122,206	247,504	156,461
Income tax expense	(395)	—	—
Income from continuing operations	121,811	247,504	156,461
Income from discontinued operations	223	159	931
Gain on sale of properties	2,221	2,917	7,592
Net income	124,255	250,580	164,984
Preferred distributions	(60,572)	(44,692)	(46,000)
Excess redemption price paid over carrying value of preferred shares	(4,230)	(6,914)	—
Net income available for common shareholders	$ 59,453	$ 198,974	$ 118,984
Weighted average common shares outstanding—basic	214,361	209,965	197,831
Weighted average common shares outstanding—diluted	243,554	216,524	197,831
Earnings per common share:			
Income from continuing operations available for common shareholders—basic and diluted	$ 0.27	$ 0.93	$ 0.56
Income from discontinued operations—basic and diluted	$ 0.01	$ 0.01	$ 0.04
Net income available for common shareholders—basic	$ 0.28	$ 0.95	$ 0.60
Net income available for common shareholders—diluted	$ 0.28	$ 0.94	$ 0.60

See accompanying notes

HRPT PROPERTIES TRUST

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(amounts in thousands, except share data)

	Preferred Shares					
	Series A		Series B		Series C	
	Number of Shares	Preferred Shares	Number of Shares	Preferred Shares	Number of Shares	Preferred Shares
Balance at December 31, 2004	8,000,000	$ 193,086	12,000,000	$ 289,849	—	$ —
Issuance of shares, net	—	—	—	—	—	—
Stock grants	—	—	—	—	—	—
Net income	—	—	—	—	—	—
Distributions	—	—	—	—	—	—
Balance at December 31, 2005	8,000,000	193,086	12,000,000	289,849	—	—
Issuance of shares, net	—	—	—	—	6,000,000	145,015
Redemption of shares	(8,000,000)	(193,086)	—	—	—	—
Stock grants	—	—	—	—	—	—
Net income	—	—	—	—	—	—
Distributions	—	—	—	—	—	—
Balance at December 31, 2006	—	—	12,000,000	289,849	6,000,000	145,015
Issuance of shares, net	—	—	—	—	—	—
Redemption of shares	—	—	(5,000,000)	(120,770)	—	—
Stock grants	—	—	—	—	—	—
Net income	—	—	—	—	—	—
Distributions	—	—	—	—	—	—
Balance at December 31, 2007	—	$ —	7,000,000	$ 169,079	6,000,000	$145,015

See accompanying notes

Preferred Shares			Common Shares					
Series D								
Number of Shares	Preferred Shares	Cumulative Preferred Distributions	Number of Shares	Common Shares	Cumulative Common Distributions	Additional Paid in Capital	Cumulative Net Income	Total
—	$ —	$(130,663)	177,316,525	$1,773	$(1,729,587)	$2,394,946	$1,287,790	$2,307,194
—	—	—	32,500,000	325	—	383,649	—	383,974
—	—	—	44,100	1	—	564	—	565
—	—	—	—	—	—	—	164,984	164,984
—	—	(46,000)	—	—	(165,231)	—	—	(211,231)
—	—	(176,663)	209,860,625	2,099	(1,894,818)	2,779,159	1,452,774	2,645,486
15,180,000	368,270	—	—	—	—	—	—	513,285
—	—	—	—	—	—	(6,914)	—	(200,000)
—	—	—	190,965	2	—	2,216	—	2,218
—	—	—	—	—	—	—	250,580	250,580
—	—	(40,320)	—	—	(220,481)	—	—	(260,801)
15,180,000	368,270	(216,983)	210,051,590	2,101	(2,115,299)	2,774,461	1,703,354	2,950,768
—	—	—	15,311,967	152	—	152,922	—	153,074
—	—	—	—	—	—	(4,230)	—	(125,000)
—	—	—	80,940	1	—	302	—	303
—	—	—	—	—	—	—	124,255	124,255
—	—	(64,277)	—	—	(136,240)	—	—	(200,517)
15,180,000	$368,270	$(281,260)	225,444,497	$2,254	$(2,251,539)	$2,923,455	$1,827,609	$2,902,883

HRPT PROPERTIES TRUST

CONSOLIDATED STATEMENT OF CASH FLOWS

(amounts in thousands)

	Year ended December 31,		
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 124,255	$ 250,580	$ 164,984
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	147,550	128,768	111,951
Amortization of debt discounts, premiums and deferred financing fees	4,377	4,452	2,488
Amortization of acquired real estate leases	30,966	30,098	23,025
Other amortization	14,424	11,482	8,871
Loss on early extinguishment of debt	711	1,659	—
Equity in earnings of equity investments	—	(3,136)	(14,352)
Gain on sale of equity investments	—	(116,287)	(5,522)
Gain on issuance of shares by equity investees	—	—	(6,241)
Distributions of earnings from equity investments	—	3,136	14,352
Gain on sale of properties	(2,221)	(2,917)	(7,592)
Change in assets and liabilities:			
Decrease (increase) in restricted cash	4,691	(3,644)	3,840
Increase in rents receivable and other assets	(49,319)	(49,703)	(55,643)
(Decrease) increase in accounts payable and accrued expenses	(6,829)	12,254	1,043
Increase in rent collected in advance	5,187	1,734	2,650
Increase in security deposits	91	2,322	1,902
(Decrease) increase in due to affiliates	(2,309)	1,832	(5,542)
Cash provided by operating activities	271,574	272,630	240,214
CASH FLOWS FROM INVESTING ACTIVITIES:			
Real estate acquisitions and improvements	(423,488)	(514,269)	(590,411)
Distributions in excess of earnings from equity investments	—	2,251	8,294
Proceeds from sale of properties	4,410	10,641	20,078
Proceeds from sale of equity investments	—	308,333	16,976
Cash used for investing activities	(419,078)	(193,044)	(545,063)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of preferred shares, net	—	513,285	—
Redemption of preferred shares	(125,000)	(200,000)	—
Proceeds from issuance of common shares, net	153,074	—	383,974
Proceeds from borrowings	1,220,340	1,112,000	1,058,247
Payments on borrowings	(848,979)	(1,286,688)	(921,555)
Deferred financing fees	(4,124)	(3,512)	(7,171)
Distributions to common shareholders	(180,351)	(176,370)	(165,231)
Distributions to preferred shareholders	(64,277)	(40,320)	(46,000)
Cash provided by (used for) financing activities	150,683	(81,605)	302,264
Increase (decrease) in cash and cash equivalents	3,179	(2,019)	(2,585)
Cash and cash equivalents at beginning of period	16,700	18,719	21,304
Cash and cash equivalents at end of period	$ 19,879	$ 16,700	$ 18,719
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid (including capitalized interest paid of $489 and $335 in 2007 and 2006, respectively)	$ 162,392	$ 160,553	$ 141,890
NON-CASH INVESTING ACTIVITIES:			
Real estate acquisitions	$ (4,545)	$ (50,655)	$ (29,274)
NON-CASH FINANCING ACTIVITIES:			
Issuance of common shares	$ 303	$ 2,218	$ 565
Assumption of mortgage notes payable	4,545	50,655	29,274

See accompanying notes

Note 1. Organization

HRPT Properties Trust is a Maryland real estate investment trust, or REIT, which was organized on October 9, 1986. At December 31, 2007, we had investments in 535 office, industrial and other properties, including approximately 17 million square feet of leased industrial and commercial lands.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation. The consolidated financial statements include our investments in 100% owned subsidiaries. Our investments in 50% or less owned companies over which we could exercise influence, but did not control, were accounted for using the equity method of accounting until sold during March 2006. Significant influence was present through common representation on the board of trustees. Our managing trustees are also managing trustees of Senior Housing Properties Trust, or Senior Housing, and Hospitality Properties Trust, or Hospitality Properties, and owners of Reit Management & Research LLC, or RMR, which is the investment manager to us, Senior Housing and Hospitality Properties. Prior to the sale of our investments in Senior Housing and Hospitality Properties in March 2006, we used the income statement method to account for issuance of common shares of beneficial interest by Senior Housing and Hospitality Properties. Under this method, gains and losses reflecting changes in the value of our investments at the date of issuance of additional common shares by Senior Housing or Hospitality Properties were recognized in our income statement. All intercompany transactions have been eliminated.

Real Estate Properties. Real estate properties are recorded at cost. Depreciation on real estate investments is provided for on a straight line basis over estimated useful lives ranging up to 40 years.

We have historically allocated the purchase prices of properties to land, building and improvements, and each component generally has a different useful life. For properties acquired subsequent to June 1, 2001, the effective date of Financial Accounting Standard No. 141, "Business Combinations", or FAS 141, we allocate the value of real estate acquired among land, building and improvements and identified intangible assets and liabilities, consisting of the value of above market and below market leases, the value of in place leases and the value of tenant relationships. Purchase price allocations and the determination of useful lives are based on management's estimates and, under some circumstances, studies from independent real estate appraisal firms.

Purchase price allocations to land, building and improvements are based on management's determination of the relative fair values of these assets assuming the property is vacant. Management determines the fair value of a property using methods similar to those used by independent appraisers. Purchase price allocations to above market and below market leases are based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in place leases and (ii) our estimate of fair market lease rates for the corresponding leases, measured over a period equal to the remaining non-cancelable terms of the respective leases. Purchase price allocations to in place leases and tenant relationships are determined as the excess of (i) the purchase price paid for a property after adjusting existing in place leases to market rental rates over (ii) the estimated fair value of the property as if vacant. This aggregate value is allocated between in place lease values and tenant relationships based on management's evaluation of the specific characteristics of each tenant's lease; however, the value of tenant relationships has not been separated from in place lease value because such value and related amortization expense is immaterial for acquisitions reflected in our financial statements. Factors we consider in performing these analyses include estimates of carrying costs during the expected lease up periods, including real estate taxes, insurance and other operating income and expenses and costs to execute similar leases in current market conditions, such as leasing commissions, legal and other related costs. If the value of tenant relationships is material in the future, those amounts will be separately allocated and amortized over the estimated life of the relationships.

Capitalized above market lease values (included in acquired real estate leases in our consolidated balance sheet) are amortized as a reduction to rental income over the remaining non-cancelable terms of the respective leases. Capitalized below market lease values (presented as acquired real estate lease obligations in our consolidated balance sheet) are amortized as an increase to rental income over the non-cancelable periods of the respective leases. Such amortization resulted in changes to rental income of ($9.9) million, ($10.4) million and ($7.4) million during the years ended December 31, 2007, 2006 and 2005, respectively. The value of in place leases exclusive of the value of above market and below market in place leases is amortized to expense over the remaining non-cancelable periods of the respective leases. Such amortization amounted to $21.0 million, $19.7 million and $15.7 million during the years

Note 2. Summary of Significant Accounting Policies (Continued)

ended December 31, 2007, 2006 and 2005, respectively. If a lease is terminated prior to its stated expiration, the unamortized amount relating to that lease is written off.

Intangible lease assets and liabilities recorded by us for properties acquired in 2007 totaled $21.8 million and $6.0 million, respectively. Intangible lease assets and liabilities recorded by us for properties acquired in 2006 totaled $44.7 million and $9.5 million, respectively. Accumulated amortization of capitalized above and below market lease values was $30.6 million and $20.7 million at December 31, 2007 and 2006, respectively. Accumulated amortization of the value of in place leases exclusive of the value of above and below market in place leases was $73.6 million and $52.6 million at December 31, 2007 and 2006, respectively. Future amortization of intangible lease assets and liabilities to be recognized by us during the current terms of our leases as of December 31, 2007, are approximately $27.7 million in 2008, $23.7 million in 2009, $19.6 million in 2010, $11.9 million in 2011, $6.1 million in 2012 and $20.1 million thereafter.

Impairment losses on investments are recognized where indicators of impairment are present and the undiscounted cash flow estimated to be generated by our investments is less than the carrying amount of such investments. The determination of undiscounted cash flow includes consideration of many factors including income to be earned from the investment, holding costs (exclusive of interest), estimated selling prices, and prevailing economic and market conditions.

Certain of our real estate assets contain hazardous substances, including asbestos. We believe the asbestos at our properties is contained in accordance with current environmental regulations and we have no current plans to remove it. If these properties were demolished today, certain environmental regulations specify the manner in which the asbestos must be handled and disposed of. Certain of our industrial lands in Hawaii may require expensive environmental remediation, especially if the use of those lands is changed; however, we do not have any present plans to change those land uses or to undertake this environmental clean up. Because the obligation to remove the asbestos or clean our Hawaii lands have indeterminable settlement dates, we are not able to reasonably estimate the fair value of this asset retirement obligation. We do not believe that there are other environmental conditions at any of our properties that have a material adverse effect on us. However, no assurances can be given that such conditions are not present in our properties or that other costs we incur to remediate contamination will not have a material adverse effect on our business or financial condition.

Cash and Cash Equivalents. Cash and short term investments with original maturities of three months or less at the date of purchase are carried at cost plus accrued interest.

Restricted Cash. Restricted cash consists of amounts escrowed for future real estate taxes, insurance, leasing costs, capital expenditures and debt service, as required by some of our mortgage debts, as well as security deposits paid to us by some of our tenants.

Other Assets, Net. Other assets consist principally of deferred financing fees, deferred leasing costs and prepaid property operating expenses. Deferred financing fees include issuance costs related to borrowings and are capitalized and amortized over the terms of the respective loans. At December 31, 2007 and 2006, deferred financing fees totaled $37.4 million and $34.2 million, respectively, and accumulated amortization for deferred financing fees totaled $20.0 million and $16.9 million, respectively. Deferred leasing costs include brokerage, legal and other fees associated with the successful negotiation of leases and are amortized on a straight line basis over the terms of the respective leases. Deferred leasing costs totaled $112.6 million and $95.2 million at December 31, 2007 and 2006, respectively, and accumulated amortization for deferred leasing costs totaled $35.5 million and $25.1 million, respectively. Future amortization of deferred financing fees and leasing costs to be recognized by us during the current terms of our loans and leases as of December 31, 2007, are approximately $18.5 million in 2008, $16.3 million in 2009, $13.7 million in 2010, $10.2 million in 2011, $8.3 million in 2012 and $27.5 million thereafter.

Revenue Recognition. Rental income from operating leases is recognized on a straight line basis over the life of the lease agreements.

Note 2. Summary of Significant Accounting Policies (Continued)

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability or unwillingness of certain tenants to make payments required under their leases. The computation of the allowance is based on the tenants' payment histories and current credit profiles, as well as other considerations.

Earnings Per Common Share. Earnings per common share, or EPS, is computed using the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if our series D convertible preferred shares were converted into our common shares, where such conversion would result in a lower EPS amount.

Reclassifications. Reclassifications have been made to the prior years' financial statements and footnotes to conform to the current year's presentation.

Income Taxes. We are a real estate investment trust under the Internal Revenue Code of 1986, as amended and, are generally not subject to federal and state income taxes provided we distribute our taxable income to our shareholders and meet other requirements for qualifying as a real estate investment trust. However, we are subject to some state and local taxes most of which are not measured based on our income, and in limited circumstances we are subject to state income tax without regard to our REIT status. The provision for state taxes which is based on our income has been separately stated in our consolidated statement of income.

Use of Estimates. Preparation of these financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that may affect the amounts reported in these financial statements and related notes. The actual results could differ from these estimates.

New Accounting Pronouncements. In June 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 prescribes how we should recognize, measure and present in our financial statements uncertain tax positions that have been taken or are expected to be taken in a tax return. Pursuant to FIN 48, we can recognize a tax benefit only if it is "more likely than not" that a particular tax position will be sustained upon examination or audit. To the extent the "more likely than not" standard has been satisfied, the benefit associated with a tax position is measured as the largest amount that is greater than 50% likely of being realized upon settlement. As required, we adopted FIN 48 effective January 1, 2007, and have concluded that the effect is not material to our consolidated financial statements. Accordingly, we did not record a cumulative effect adjustment related to the adoption of FIN 48.

Tax returns filed for the 2003 through 2007 tax years are subject to examination by taxing authorities. We classify interest and penalties related to uncertain tax positions, if any, in our financial statements as a component of general and administrative expense.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, or FAS 157. FAS 157 establishes a framework for measuring and defining fair value, and expands the disclosures about the use of fair value measurements. FAS 157 is effective beginning January 1, 2008. We do not expect the adoption of FAS 157 to have a material impact on our consolidated financial statements.

Note 3. Real Estate Properties

During 2007 we purchased 11 office properties, including one hotel property that is adjacent to owned office properties that are scheduled for redevelopment, for $108.2 million, plus closing costs, and 20 industrial and other properties for $199.2 million, plus closing costs. We also funded $108.3 million of improvements to our owned properties. We funded all of these transactions with cash on hand, by borrowing under our revolving credit facility and the assumption of $4.5 million of secured mortgage debt. We allocated $21.8 million of our total 2007 acquisition costs to acquired real estate leases and $6.0 million to acquired real estate lease obligations. During 2007 we also sold three land parcels and one office property for net proceeds of $4.4 million and recognized gains of $2.2 million.

As of December 31, 2007, we had an outstanding agreement to purchase a three building office complex containing 877,000 square feet of space for $123.7 million, plus closing costs. These properties were acquired in February 2008.

Note 3. Real Estate Properties (Continued)

Our real estate properties are generally leased on gross lease, modified gross lease or triple net lease bases pursuant to non-cancelable, fixed term operating leases expiring between 2008 to 2051. The triple net leases generally require the lessee to pay all property operating costs. Our gross leases and modified gross leases require us to pay all or some property operating expenses and to provide all or most property management services. We committed $82.5 million for expenditures related to 5.7 million square feet of leases executed during 2007. Committed but unspent tenant related obligations based on executed leases as of December 31, 2007, were $72.7 million.

The future minimum lease payments scheduled to be received by us during the current terms of our leases as of December 31, 2007, are approximately $683.3 million in 2008, $638.9 million in 2009, $585.1 million in 2010, $497.0 million in 2011, $411.0 million in 2012 and $2.1 billion thereafter.

Note 4. Equity Investments

Until March 2006, we held investments in Senior Housing and Hospitality Properties. Senior Housing is a real estate investment trust that owns healthcare properties and was a 100% owned subsidiary of ours until 1999. Hospitality Properties is a real estate investment trust that owns hotels and travel centers and was a 100% owned subsidiary of ours until 1995.

In March 2006, we sold all 7,710,738 Senior Housing common shares we owned in an underwritten public offering for $17.60 per common share for gross proceeds of $135.7 million (net $133.1 million) and we realized a gain of $39.1 million.

In December 2005, Senior Housing issued 3,250,000 common shares in a public offering for $18.90 per common share for net proceeds of $58.2 million, and we recognized a gain of $1.5 million pursuant to the income statement method of accounting. Simultaneously with this offering, we sold 950,000 of our Senior Housing common shares for $18.90 per common share for gross proceeds of $18.0 million (net $17.0 million) and we recognized a gain of $5.5 million. Our ownership percentage in Senior Housing was reduced from 12.6% prior to these transactions to 10.7% after these transactions.

Summarized financial data of Senior Housing for the year ended December 31, 2005, is as follows (amounts in thousands, except per share data):

	2005
Revenues	$163,187
Expenses	105,206
Income from continuing operations	57,981
Gain on sale of properties	5,931
Net income	$ 63,912
Weighted average shares outstanding	68,757
Basic and diluted earnings per share:	
Income from continuing operations	$ 0.84
Gain on sale of properties	$ 0.09
Net income	$ 0.93

In March 2006, we sold all 4,000,000 Hospitality Properties common shares we owned in an underwritten public offering for $44.75 per common share for gross proceeds of $179.0 million (net $175.3 million) and we realized a gain of $77.2 million.

In 2005, Hospitality Properties issued 4,700,000 common shares in a public offering for $44.39 per common share, raising net proceeds of $199.2 million. Our ownership percentage in Hospitality Properties was reduced from 6.0% prior to this transaction to 5.6% after this transaction, and we recognized a gain of $4.7 million pursuant to the income statement method of accounting.

Note 4. Equity Investments (Continued)

Summarized financial data of Hospitality Properties for the year ended December 31, 2005, is as follows (amounts in thousands, except per share data):

	2005
Revenues	$834,412
Expenses	704,509
Net income	129,903
Preferred distributions	(7,656)
Net income available for common shareholders	$122,247
Weighted average common shares outstanding	69,866
Basic and diluted earnings per common share:	
Net income available for common shareholders	$ 1.75

Note 5. Shareholders' Equity

We have common shares available for issuance under the terms of our 2003 Incentive Share Award Plan, or the Award Plan. During the years ended December 31, 2007, 2006 and 2005, 67,200 common shares with an aggregate market value of $637,000, 66,050 common shares with an aggregate market value of $798,000 and 39,600 common shares with an aggregate market value of $512,000, respectively, were awarded to our officers and certain employees of RMR pursuant to this plan. All of our trustees were each awarded 3,000 common shares in 2007 with an aggregate market value of $175,500 and 2,250 common shares in 2006 with an aggregate market value of $122,000, as part of their annual fees. Our independent trustees were each awarded 1,500 common shares in 2005 with an aggregate market value of $53,000, as part of their annual fees. The shares awarded to our trustees vested immediately. The shares awarded to our officers and certain employees of RMR vest in three or five annual installments beginning on the date of grant. We include the value of awarded common shares in general and administrative expenses at the time the awards vest. At December 31, 2007, 6,181,038 of our common shares remain available for issuance under the Award Plan.

Cash distributions per common share paid by us in 2007, 2006 and 2005, were $0.84 per year. The characterization of our distributions paid in 2007, 2006 and 2005 was 72.2%, 63.5% and 63.2% ordinary income, respectively, 27.8%, 0.0% and 32.7% return of capital, respectively, and 0%, 36.5% and 4.1% capital gain, respectively. In January 2008, we declared a distribution of $0.21 per common share which was paid on February 22, 2008, to shareholders of record on January 18, 2008. Our credit facility agreement contains a number of financial and other covenants, including a covenant which limits, with certain exceptions, the amount of aggregate distributions on common shares to 90% of operating cash flow available for shareholder distributions as defined in the agreement.

Our series B cumulative redeemable preferred shares carry dividends of $2.1875, 8¾%, per annum, payable in equal quarterly payments. Each series B preferred share has a liquidation preference of $25.00 and is redeemable, at our option, for $25.00 each plus accrued and unpaid dividends at any time. We redeemed 5,000,000 of our series B preferred shares for $25.00 each plus accrued and unpaid dividends in November 2007. Our 6,000,000 series C cumulative redeemable preferred shares carry dividends of $1.78125, 7⅛%, per annum, payable in equal quarterly payments. Each series C preferred share has a liquidation preference of $25.00 and is redeemable, at our option, for $25.00 each plus accrued and unpaid dividends at any time on or after February 15, 2011.

Our 15,180,000 series D cumulative convertible preferred shares carry dividends of $1.625, 6½%, per annum, payable in equal quarterly payments. Our series D preferred shares are convertible, at the holder's option, into our common shares at an initial conversion rate of 1.9231 common shares per series D preferred share, which is equivalent to an initial conversion price of $13.00 per common share, or 29,192,658 additional common shares at December 31, 2007. On or after November 20, 2011, if our common shares trade at or above the then applicable conversion price, we may, at our option, convert some or all of the series D preferred shares into common shares at the then applicable conversion rate. If a fundamental change occurs, which generally will be deemed to occur upon a change in control or a termination of trading of our common shares (or other equity securities into which our

Note 5. Shareholders' Equity (Continued)

series D preferred shares are then convertible), holders of our series D preferred shares will have a special right to convert their series D preferred shares into a number of our common shares per $25.00 liquidation preference, plus accrued and unpaid distributions, divided by 98% of the market price, as defined, of our common shares, unless we exercise our right to repurchase these series D preferred shares for cash, at a purchase price equal to 100% of their liquidation preference, plus accrued and unpaid distributions.

We have a sales agreement with Cantor Fitzgerald & Co. ("Cantor") which allows us to offer and sell up to 20,000,000 of our common shares from time to time in a controlled equity offering program. Pursuant to this agreement, Cantor has agreed to use commercially reasonable efforts consistent with its normal trading and sales practices to sell our common shares that we specify from time to time; we have no obligation to specify any of our common shares for sale in this program; and we may at any time suspend sales or terminate the program. In 2007, we sold 2,514,800 common shares under this program for net proceeds of $29.9 million.

We have adopted a Shareholders Rights Plan pursuant to which a right to purchase securities is distributable to shareholders in certain circumstances. Each right entitles the holder to purchase or to receive securities or other assets of ours upon the occurrence of certain events. The rights expire on October 17, 2014, and are redeemable at our option.

Note 6. Transactions with Affiliates

We have agreements with RMR to originate and present investment and divestment opportunities to us and to provide property management and administrative services to us. These agreements are subject to the annual review and approval of our independent trustees. Any termination of our contract with RMR would cause a default under our revolving credit facility, if not approved by a majority of lenders. RMR is beneficially owned by Barry M. Portnoy and Adam D. Portnoy, who are our managing trustees. Each of our executive officers are also officers of RMR. RMR is compensated at an annual rate equal to 0.7% of our average real estate investments, as defined, up to the first $250 million of such investments and 0.5% thereafter, plus an incentive fee based upon increases in funds from operations per common share, as defined, plus property management fees equal to 3.0% of gross rents and construction management fees equal to 5.0% of certain construction costs. The incentive fee to RMR is paid in our common shares. Incentive fees earned for the year ended December 31, 2005, were approximately $1.2 million. No incentive fees were earned for the years ended December 31, 2007 and 2006. RMR also provides the internal audit function for us and for other publicly owned companies to which it provides management or other services. Our audit committee appoints our director of internal audit, and our compensation committee approves his salary. Our compensation committee also approves the costs which we pay with respect to our internal audit function. Our pro rata share of RMR's costs in providing that function was approximately $170,000 in 2007. At December 31, 2007, beneficial owners of RMR and its affiliates owned 1,475,291 of our common shares. RMR and an affiliate also lease approximately 32,500 square feet of office space from us at rental rates which we believe to be commercially reasonable. All transactions between us and RMR and affiliates are approved by our independent trustees. Our audit and compensation committees are composed solely of trustees who are independent of RMR.

Amounts resulting from transactions with affiliates are as follows (dollars in thousands):

	Year ended December 31,		
	2007	2006	2005
Investment and administration related fees, incentive fees and internal audit costs paid to RMR	$31,733	$29,487	$26,973
Distributions paid to beneficial owners of RMR and their affiliates	1,237	1,208	1,132
Rental income received from RMR and an affiliate	629	484	495
Management fees paid to RMR	28,677	25,036	22,481
Dividends received from Hospitality Properties	—	2,920	11,560
Dividends received from Senior Housing	—	2,467	11,086

Note 7. Indebtedness

At December 31, 2007 and 2006, our outstanding indebtedness included the following (dollars in thousands):

	December 31,	
	2007	2006
Unsecured revolving credit facility, due August 2010, at LIBOR plus a premium	$ 140,000	$ 40,000
Unsecured floating rate senior notes, due March 2011, at LIBOR plus a premium	200,000	400,000
Senior Notes, due 2010 at 8.875%	30,000	30,000
Senior Notes, due 2010 at 8.625%	20,000	20,000
Senior Notes, due 2012 at 6.95%	200,000	200,000
Senior Notes, due 2013 at 6.50%	200,000	200,000
Senior Notes, due 2014 at 5.75%	250,000	250,000
Senior Notes, due 2015 at 6.40%	200,000	200,000
Senior Notes, due 2015 at 5.75%	250,000	250,000
Senior Notes, due 2016 at 6.25%	400,000	400,000
Senior Notes, due 2017 at 6.25%	250,000	—
Senior Notes, due 2018 at 6.65%	250,000	—
Mortgage Notes Payable, due 2008 at 7.02%	—	16,056
Mortgage Notes Payable, due 2008 at 8.00%	1,891	3,566
Mortgage Notes Payable, due 2009 at 5.17%	1,701	3,189
Mortgage Notes Payable, due 2011 at 6.814%	238,744	242,479
Mortgage Notes Payable, due 2012 at 8.05%	24,794	25,170
Mortgage Notes Payable, due 2012 at 6.0%	5,223	5,349
Mortgage Notes Payable, due 2013 at 6.5%	4,524	—
Mortgage Notes Payable, due 2014 at 4.95%	13,715	13,949
Mortgage Notes Payable, due 2016 at 7.36%	13,313	13,634
Mortgage Notes Payable, due 2022 at 7.31%	4,334	4,504
Mortgage Notes Payable, due 2022 at 7.85%	2,111	2,190
Mortgage Notes Payable, due 2022 at 6.75%	5,003	5,205
Mortgage Notes Payable, due 2026 at 5.71%	9,316	9,599
Mortgage Notes Payable, due 2028 at 8.50%	28,600	29,016
Mortgage Notes Payable, due 2029 at 6.794%	41,172	41,969
	2,784,441	2,405,875
Less unamortized net premiums and discounts	10,281	8,644
	$2,774,160	$2,397,231

In June 2007, we repaid $200 million of our unsecured floating rate senior notes by drawing on our revolving credit facility. We recognized a loss of $711,000 from the write off of deferred financing fees in connection with this repayment. We subsequently issued $250 million of unsecured senior notes in a public offering, raising net proceeds of approximately $247.4 million. These notes bear interest at 6.25%, require semi-annual interest payments and mature in June 2017. In September 2007, we issued $250 million of unsecured senior notes in a public offering, raising net proceeds of approximately $245.8 million. These notes bear interest at 6.65%, require semi-annual interest payments and mature in January 2018. Net proceeds from these offerings were used to reduce amounts outstanding under our revolving credit facility. In September 2007, we prepaid at par, $15.9 million of 7.02% mortgage debt due in 2008, using cash on hand and borrowings under our revolving credit facility.

We have an unsecured revolving credit facility with a borrowing capacity of $750 million that we use for acquisitions, working capital and general business purposes. The revolving credit facility matures in August 2010 and requires interest at LIBOR plus 55 basis points. The interest rate on this facility averaged 5.9% and 5.6% per annum for the years ended December 31, 2007 and 2006, respectively.

Note 7. Indebtedness (Continued)

Our public debt indentures and credit facility agreement contain a number of financial and other covenants, including a credit facility covenant which limits the amount of aggregate distributions on common shares to 90% of operating cash flow available for shareholder distributions as defined in the credit facility agreement.

As part of our 2007 acquisitions, we assumed $4.5 million of secured debt which was recorded at its fair value.

At December 31, 2007, 45 properties costing $853.2 million with an aggregate net book value of $697.0 million were secured by mortgage notes totaling $394.4 million maturing from 2008 through 2029.

The required principal payments due during the next five years and thereafter under all our outstanding debt at December 31, 2007, are $10.7 million in 2008, $7.9 million in 2009, $198.4 million in 2010, $430.0 million in 2011, $231.2 million in 2012 and $1.9 billion thereafter.

Note 8. Fair Value of Financial Instruments

Our financial instruments include cash and cash equivalents, rents receivable, senior notes, mortgage notes payable, accounts payable and other accrued expenses and security deposits. At December 31, 2007 and 2006, the fair values of our financial instruments were not materially different from their carrying values, except as follows (dollars in thousands):

	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior notes and mortgage notes payable	$2,434,160	$2,400,984	$1,957,231	$2,024,211

The fair values of our senior notes and mortgage notes payable are based on estimates using discounted cash flow analyses and current interest rates ranging from 6.0% to 7.4%.

Note 9. Earnings per Common Share

Earnings per common share, or EPS, is computed pursuant to the provisions of SFAS No. 128. The effect of our series D convertible preferred shares on income from continuing operations and net income available for common shareholders is anti-dilutive for the year ended December 31, 2007. The following table provides a reconciliation of both net income and the number of common shares used in the computations of basic and diluted EPS (amounts in thousands, except per share amounts):

	Year ended December 31,								
	2007			2006			2005		
	Income	Shares	Per Share	Income	Shares	Per Share	Income	Shares	Per Share
Income from continuing operations	$121,811			$247,504			$156,461		
Income from discontinued operations	223			159			931		
Gain on sale of properties	2,221			2,917			7,592		
Preferred distributions	(60,572)			(44,692)			(46,000)		
Excess redemption price paid over carrying value of preferred shares	(4,230)			(6,914)			—		
Amounts used to calculate basic EPS	59,453	214,361	$0.28	198,974	209,965	$0.95	118,984	197,831	$0.60
Effect of dilutive securities:									
Convertible preferred shares	—	—		5,482	6,559		—	—	
Amounts used to calculate diluted EPS	$ 59,453	214,361	$0.28	$204,456	216,524	$0.94	$118,984	197,831	$0.60

Note 10. Segment Information

Our primary business is the ownership and operation of office and industrial properties, including leased industrial and commercial lands in Oahu, HI. We account for all of our properties in geographic operating segments for financial reporting purposes based on our method of internal reporting. We define these individual geographic segments as those which currently, or during either of the last two quarters, represent or generate 5% or more of our total square feet, revenues or property net operating income. Our geographic segments include Metro Philadelphia, PA, Metro Washington DC, Oahu, HI, Metro Boston, MA, Southern California, Metro Austin, TX and Other Markets, which includes properties located throughout the United States.

The following items are accounted for on a corporate level and are not allocated among our segments: depreciation and amortization expense, general and administrative expense, interest income and expense, loss on early extinguishment of debt, and equity in earnings and gains from ownership of common shares of Senior Housing and Hospitality Properties. The accounting policies of our segments are the same as the accounting policies described in our summary of significant accounting policies.

As of December 31, 2007, we owned 366 office properties and 169 industrial and other properties. Property level information by geographic segment and property type is as follows (amounts in thousands):

As of and for the year ended December 31, 2007:

	As of December 31, 2007		
	Office Properties	Industrial and Other Properties	Totals
Property square feet:			
Metro Philadelphia, PA	5,445	—	5,445
Metro Washington DC	2,658	—	2,658
Oahu, HI	—	17,914	17,914
Metro Boston, MA	3,100	—	3,100
Southern California	1,444	—	1,444
Metro Austin, TX	1,491	1,236	2,727
Other Markets	21,206	9,962	31,168
Totals	35,344	29,112	64,456
Central business district, or CBD	11,325	158	11,483
Suburban	24,019	28,954	52,973
Totals	35,344	29,112	64,456

Note 10. Segment Information (Continued)

	Year ended December 31, 2007		
	Office Properties	Industrial and Other Properties	Totals
Property rental income:			
Metro Philadelphia, PA	$125,463	$ —	$125,463
Metro Washington DC	79,518	—	79,518
Oahu, HI	—	64,634	64,634
Metro Boston, MA	64,388	—	64,388
Southern California	50,122	—	50,122
Metro Austin, TX	30,468	12,841	43,309
Other Markets	355,778	56,798	412,576
Totals	$705,737	$134,273	$840,010
CBD	$283,442	$ 1,210	$284,652
Suburban	422,295	133,063	555,358
Totals	$705,737	$134,273	$840,010
Property net operating income:			
Metro Philadelphia, PA	$ 64,713	$ —	$ 64,713
Metro Washington DC	49,379	—	49,379
Oahu, HI	—	50,417	50,417
Metro Boston, MA	42,341	—	42,341
Southern California	35,725	—	35,725
Metro Austin, TX	15,101	7,054	22,155
Other Markets	204,801	41,374	246,175
Totals	$412,060	$ 98,845	$510,905
CBD	$155,540	$ 855	$156,395
Suburban	256,520	97,990	354,510
Totals	$412,060	$ 98,845	$510,905

As of December 31, 2007, our investments in office properties, and in industrial and other properties, net of accumulated depreciation, were $4,143,676 and $1,204,402, respectively.

As of and for the year ended December 31, 2006:

	As of December 31, 2006		
	Office Properties	Industrial and Other Properties	Totals
Property square feet:			
Metro Philadelphia, PA	5,453	—	5,453
Metro Washington DC	2,658	—	2,658
Oahu, HI	—	17,880	17,880
Metro Boston, MA	2,740	—	2,740
Southern California	1,444	—	1,444
Metro Austin, TX	1,491	1,316	2,807
Other Markets	20,624	6,235	26,859
Totals	34,410	25,431	59,841
CBD	11,332	158	11,490
Suburban	23,078	25,273	48,351
Totals	34,410	25,431	59,841

Note 10. Segment Information (Continued)

	Year ended December 31, 2006		
	Office Properties	Industrial and Other Properties	Totals
Property rental income:			
Metro Philadelphia, PA	$127,051	$ —	$127,051
Metro Washington DC	80,154	—	80,154
Oahu, HI	—	61,012	61,012
Metro Boston, MA	60,568	—	60,568
Southern California	48,282	—	48,282
Metro Austin, TX	29,623	14,576	44,199
Other Markets	335,796	38,417	374,213
Totals	$681,474	$114,005	$795,479
CBD	$285,605	$ 1,141	$286,746
Suburban	395,869	112,864	508,733
Totals	$681,474	$114,005	$795,479
Property net operating income:			
Metro Philadelphia, PA	$ 68,025	$ —	$ 68,025
Metro Washington DC	50,244	—	50,244
Oahu, HI	—	49,414	49,414
Metro Boston, MA	39,578	—	39,578
Southern California	33,603	—	33,603
Metro Austin, TX	13,417	8,124	21,541
Other Markets	196,654	25,775	222,429
Totals	$401,521	$ 83,313	$484,834
CBD	$158,936	$ 859	$159,795
Suburban	242,585	82,454	325,039
Totals	$401,521	$ 83,313	$484,834

As of December 31, 2006, our investments in office properties, and in industrial and other properties, net of accumulated depreciation, were $4,094,090 and $999,723, respectively.

As of and for the year ended December 31, 2005:

	As of December 31, 2005		
	Office Properties	Industrial and Other Properties	Totals
Property square feet:			
Metro Philadelphia, PA	5,447	—	5,447
Metro Washington DC	2,645	—	2,645
Oahu, HI	—	17,879	17,879
Metro Boston, MA	2,737	—	2,737
Southern California	1,444	—	1,444
Metro Austin, TX	1,490	1,316	2,806
Other Markets	17,534	4,417	21,951
Totals	31,297	23,612	54,909
CBD	11,327	158	11,485
Suburban	19,970	23,454	43,424
Totals	31,297	23,612	54,909

Note 10. Segment Information (Continued)

	Year ended December 31, 2005		
	Office Properties	Industrial and Other Properties	Totals
Property rental income:			
Metro Philadelphia, PA	$133,390	$ —	$133,390
Metro Washington DC	77,751	—	77,751
Oahu, HI	—	51,343	51,343
Metro Boston, MA	57,932	—	57,932
Southern California	47,553	—	47,553
Metro Austin, TX	23,798	15,970	39,768
Other Markets	265,758	35,006	300,764
Totals	$606,182	$102,319	$708,501
CBD	$280,184	$ 1,089	$281,273
Suburban	325,998	101,230	427,228
Totals	$606,182	$102,319	$708,501
Property net operating income:			
Metro Philadelphia, PA	$ 72,909	$ —	$ 72,909
Metro Washington DC	50,316	—	50,316
Oahu, HI	—	41,561	41,561
Metro Boston, MA	38,898	—	38,898
Southern California	32,374	—	32,374
Metro Austin, TX	10,316	7,834	18,150
Other Markets	161,509	23,283	184,792
Totals	$366,322	$ 72,678	$439,000
CBD	$159,104	$ 861	$159,965
Suburban	207,218	71,817	279,035
Totals	$366,322	$ 72,678	$439,000

Note 11. Calculation of Property Net Operating Income

The following table reconciles our calculation of property net operating income, or NOI, to net income available for common shareholders, the most directly comparable financial measure under generally accepted accounting principles, or GAAP, reported in our consolidated financial statements. We consider NOI to be appropriate supplemental information to net income available for common shareholders because it helps both investors and management to understand the operations of our properties. We use NOI internally as a performance measure and believe NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level. Our management also uses NOI to evaluate individual, regional and company wide property level performance. NOI excludes certain components from net income available for common shareholders in order to provide results that are more closely related to our properties' results of operations. NOI does not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, net income available for common shareholders or cash flow from operating activities as a measure of financial performance. A reconciliation of NOI to net income available for common shareholders for the years ended December 31, 2007, 2006 and 2005, is as follows (dollars in thousands):

	Year ended December 31,		
	2007	2006	2005
Rental income	$ 840,010	$ 795,479	$ 708,501
Operating expenses	(329,105)	(310,645)	(269,501)
Property net operating income (NOI)	$ 510,905	$ 484,834	$ 439,000
Property net operating income	$ 510,905	$ 484,834	$ 439,000
Depreciation and amortization	(182,995)	(159,803)	(135,867)
General and administrative	(35,717)	(32,133)	(30,446)
Operating income	292,193	292,898	272,687
Interest income	2,295	2,736	1,490
Interest expense	(171,571)	(165,894)	(143,663)
Loss on early extinguishment of debt	(711)	(1,659)	(168)
Equity in earnings of equity investments	—	3,136	14,352
Gain on sale of equity investments	—	116,287	5,522
Gain on issuance of shares by equity investees	—	—	6,241
Income from continuing operations before income tax expense	122,206	247,504	156,461
Income tax expense	(395)	—	—
Income from continuing operations	121,811	247,504	156,461
Income from discontinued operations	223	159	931
Gain on sale of properties	2,221	2,917	7,592
Net income	124,255	250,580	164,984
Preferred distributions	(60,572)	(44,692)	(46,000)
Excess redemption price paid over carrying value of preferred shares	(4,230)	(6,914)	—
Net income available for common shareholders	$ 59,453	$ 198,974	$ 118,984

Note 12. Tenant Concentration

The United States Government is our only tenant which is responsible for more than five percent of our revenues. For the years ended December 31, 2007, 2006 and 2005, revenues from the United States Government were $108.6 million, $109.8 million and $110.0 million, respectively.

Note 13. Selected Quarterly Financial Data (Unaudited)

The following is a summary of our unaudited quarterly results of operations for 2007 and 2006. Reclassifications have been made to the prior quarters and prior year results to reflect properties reported in discontinued operations during 2007 (dollars in thousands, except per share amounts):

	2007			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$204,964	$209,909	$211,131	$214,006
Net income available for common shareholders	17,747	16,073	16,752	8,881
Per common share data:				
Net income available for common shareholders—basic and diluted	0.08	0.08	0.08	0.04

	2006			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$189,474	$197,871	$202,457	$205,677
Net income available for common shareholders	131,413	22,280	22,120	23,161
Per common share data:				
Net income available for common shareholders—basic and diluted	0.63	0.11	0.11	0.11

Note 14. Subsequent Events

In January 2008, we prepaid, at par, $28.6 million of 8.50% mortgage debt due in 2028, using cash on hand and borrowings under our revolving credit facility.

In February 2008, we acquired a three building office complex containing 877,000 square feet of space for $123.7 million, excluding closing costs.

In January 2008, we agreed to acquire one property for $2.0 million excluding closing costs. This acquisition is subject to various closing conditions customary in real estate transactions and there is no assurance as to when or if this property will be acquired.

EXECUTIVE OFFICES
HRPT Properties Trust
400 Centre Street
Newton, Massachusetts 02458

DIRECTOR OF INTERNAL AUDIT
William J. Sheehan

MANAGER OF

STOCK MARKET DATA
Our common shares of beneficial interest are traded on the NYSE under the symbol HRP. The following table sets forth the high and low



HRPT PROPERTIES TRUST
400 Centre Street
Newton, Massachusetts 02458

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 12, 2008

To the Shareholders of HRPT Properties Trust:

Notice is hereby given that the annual meeting of shareholders of HRPT Properties Trust, a Maryland real estate investment trust, will be held at 9:30 a.m. on Thursday, June 12, 2008, at the Sheraton Newton Hotel, 320 Washington Street, Newton, Massachusetts, 02458, for the following purposes:

1. To elect one Independent Trustee in Group I to our Board.
2. To elect one Managing Trustee in Group I to our Board.
3. To consider and vote on a shareholder proposal, if it is properly presented at the meeting, requesting our Board of Trustees to implement a policy regarding the chairperson of the Board.
4. To consider and vote upon such other matters as may properly come before the meeting and at any adjournments or postponements thereof.

OUR BOARD OF TRUSTEES UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE NOMINEES FOR TRUSTEE IN ITEMS 1 AND 2 AND "AGAINST" THE SHAREHOLDER PROPOSAL IN ITEM 3.

We encourage you to contact the firm assisting us in the solicitation of proxies, Innisfree M&A Incorporated, or Innisfree, if you have any questions or need assistance in voting your shares. Banks and brokers may call Innisfree, collect, at (212) 750-5833. Shareholders may call Innisfree, toll free, at (877) 825-8971.

Shareholders of record at the close of business on April 14, 2008 are entitled to notice of and to vote at the meeting and at any adjournments or postponements thereof.

This year, new Securities and Exchange Commission rules allow us to furnish proxy materials to our shareholders on the internet. You can now access proxy materials and vote at www.proxyvote.com. You may also vote via internet or telephone by following the instructions on that website. In order to vote on the internet or by telephone you must have a shareholder identification number which is being mailed to you on a Notice Regarding the Availability of Proxy Materials.

By Order of the Board,

JOHN C. POPEO, *Secretary*

Newton, Massachusetts
April 21, 2008

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE READ THE PROXY STATEMENT AND COMPLETE A PROXY FOR YOUR SHARES AS SOON AS POSSIBLE. YOU MAY VOTE YOUR SHARES OVER THE INTERNET OR BY TELEPHONE BY FOLLOWING THE INSTRUCTIONS ON THE WEBSITE INDICATED IN THE NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS THAT YOU RECEIVED IN THE MAIL. YOU MAY ALSO REQUEST A PAPER PROXY CARD AT ANY TIME PRIOR TO MAY 30, 2008 TO SUBMIT YOUR VOTE BY MAIL. IF YOU ATTEND THE MEETING AND VOTE IN PERSON, THAT VOTE WILL REVOKE ANY PROXY YOU PREVIOUSLY SUBMITTED. IF YOU HOLD SHARES IN THE NAME OF A BROKERAGE FIRM, BANK, NOMINEE OR OTHER INSTITUTION, YOU MUST PROVIDE A LEGAL PROXY FROM THAT INSTITUTION IN ORDER TO VOTE YOUR SHARES AT THE MEETING, EXCEPT AS OTHERWISE DISCUSSED IN THE PROXY STATEMENT. YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN.

END